[redacted]

11015043

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 04 2011
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: February 28, 2011
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PONDVIEW CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
124932

151 FOREST STREET
(No. and Street)

SHERBORN (CITY) MA (state) 01770 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANKLIN PERLMUTTER, Principal 1-508-650-0011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Franklin Perlmutter swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PondView Capital, LLC , as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 0 4 2011
WASH. D.C.
189

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors and Sole Member
PondView Capital LLC
(A Wholly Owned Subsidiary of PondView LLC)
Sherborn, Massachusetts

In planning and performing my audit of the financial statements of PondView Capital LLC (the Company), a wholly owned subsidiary of PondView LLC, for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 13, 2011

PONDVIEW CAPITAL LLC

(A WHOLLY OWNED SUBSIDIARY OF PONDVIEW LLC)

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

Table of Contents

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Franklin Perlmutter
PondView Capital LLC
(A Wholly Owned Subsidiary of PondView LLC)
Sherborn, Massachusetts

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of PondView Capital LLC, a wholly owned subsidiary of PondView LLC, as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the PondView Capital LLC as of December 31, 2010 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.
January 13, 2011

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 11,576
	$ 11,576

Liabilities and Member's Capital

Liabilities:	
Accrued Expenses	$ 4,000
	4,000
Member's Capital	7,576
	$ 11,576

(See Accountant's Report & Accompanying Notes)

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Income
Year Ended December 31, 2010

Revenue	$ 903,041
Operating Expenses	
Fees & Licenses	2,028
Management Fees	13,500
Professional Fees	4,100
Email Compliance	650
Bank Charges	36
Total Operating Expenses	20,314
Net Income	$ 882,727

(See Accountant's Report & Accompanying Notes)

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2010

Balance, December 31, 2009	$ 6,149
Net income	882,727
Distributions to member	(881,300)
Balance, December 31, 2010	$ 7,576

(See Accountant's Report and Accompanying Notes)

PONDVIEW CAPITAL LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2010

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 882,727	
Adjustments		
Add:		
Accrued Expenses	500	
Less:		
Cash from Operations		883,227
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Member Distributions	(881,300)	
Financing Cash Flows		(881,300)
Cash Increase (Decrease)		1,927
Cash - Beginning of Year		
Cash	9,649	
Total Beginning of Year		9,649
Cash on Statement Date		$ 11,576

(See Accountant's Report & Accompanying Notes)

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Notes to Financial Statements
For the Year Ended December 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PondView Capital LLC, a Delaware Limited Liability Company located in Sherborn, Massachusetts, is a wholly owned subsidiary of PondView LLC (the "Parent" and sole member). The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority("FINRA"). The Company was formed in late 2002 and began operations as a broker-dealer in May 2003. The Company advises on and negotiates mergers and acquisitions and private placements for established and emerging companies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may be in excess of the federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2010 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Statements

The company's financial statements are cash and cash equivalents, and accrued expenses. The recorded values of the cash and cash equivalents, and accrued expenses approximate their fair values based on their short-term nature.

Revenue Recognition

The Company enters into contracts with customers calling for monthly consulting fees to be paid during the term of the arrangement and a commission paid out based on a fixed percentage of the total consideration paid once the merger, acquisition, etc. (the "Transaction") is finalized. Accordingly, management recognizes monthly consulting fees in revenue for the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectiblity is reasonably assured, with separate revenue recognition once each Transaction is finalized.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its sole member, the Parent, for income tax reporting purposes. Under the expense sharing agreement discussed in Note 2, the Parent incurs certain expenses on behalf of the Company, including income taxes, with no apportionment back to the Company. Accordingly, no provision has been made for federal or state income taxes.

2. MAJOR CUSTOMERS

The Company received 100% of its revenue from four companies during the years ended December 31, 2010. Two clients represented 87% of the Company's revenue.

3. RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

Pursuant to an expense sharing agreement, effective January 1, 2008 the Parent agreed to pay all operating expenses of the Company in connection with the offices in Sherbon including automobile, insurance, postage, telephone, rent, photocopy, miscellaneous office supplies, and the salaries of individuals employed by the Parent who at any time perform work on the Company's matters. The expense sharing agreement provides that no expenses will be apportioned back to the Company and that the Company will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and those supplies such as stationery used solely by the Company. Additionally, it states that the Company agreed not to make any distributions or transfer funds if it would result in the Company's net capital falling below 120% of its minimum under Rule 15c3-1 of the Securities Exchange Act of 1934 or exceed minimum aggregate indebtedness requirements. Amounts paid to the Parent are reported as management fees on the Statement of Income. During 2010, $13,500 was paid to the Parent for management fees.

4. NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. At December 31, 2010, the Company had net capital of $7,576, exceeding the minimum net capital requirement of $5,000 by $2,576. At December 31, 2010, the Company had a ratio of aggregate indebtedness to net capital of .53 to 1.

There was no material differences between the audited net capital and that filed originally by the Company as of December 31, 2010.

5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 14, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PONDVIEW CAPITAL LLC
(A Wholly Owned Subsidiary of PondView LLC)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2010

Schedule I

Total Members Capital	$ 7,576
Less: Non-Allowable Assets	--
Net Capital	7,576
Less: Capital Requirement	5,000
Excess Net Capital	$ 2,576
Aggregate Indebtedness	$ 4,000
Ratio of Aggregate Indebtedness To Net Capital	.53 to 1

There was no material difference between the audited net capital and the unaudited net capital on the December 31, 2010 FOCUS report.

(See Accountant's Report and Accompanying Notes)

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER PondView Capital LLC as of 12/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) ________ **4550**

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ___X___ **4560**

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-________ **[4335A]**	________ **[4335A2]**	________ **4335B**
8-________ **[4335C]**	________ **[4335C2]**	________ **4335D**
8-________ **[4335E]**	________ **[4335E2]**	________ **4335F**
8-________ **[4335G]**	________ **[4335G2]**	________ **4335H**
8-________ **[4335I]**	________ **[4335I2]**	________ **4335I**

D. (k) (3) Exempted by order of the Commission ________ **4580**

See Accountant's Report and Accompanying Notes

Pondview Capital, LLC

Supplemental SIPC Report

December 31, 2010

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Pondview Capital, LLC
and Sole Shareholder

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Pondview Capital, LLC for the year ended December 31, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2010 to December 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Pondview Capital, LLC taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
January 13, 2011

SIPC-7T SECURITIES INVESTOR PROTECTION CORPORATION (28-REV 10/09)

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371 - 8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065754 FINRA DEC

PONDVIEW CAPITAL, LLC

151 FOREST STREET

SHERBORN, MA 02109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Frank Perlmutter 508-650-0011

2.A. General Assessment [item 2e from page 2 $ 2,258

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid Amount

________ $________

________ $________ ( )

C. Less prior year overpayment applied (150)

D. Assessment balance due or (overpayment) 2,108

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,108

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,108

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and The person by whom it is executed represent Thereby that all information contained herein Is true, correct and complete.

Pondview Capital, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the____ day of________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 903,041
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a,	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 903,041
2e. General Assessment @ .0025	$ 2,258 (to page 1 but not less than $150 minimum)